Exhibit 99.1

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2025

Forward contract cover locked in for 99% of 2026 and 81% of 2027.
Earnings, cashflow, forward visibility, and return of capital to shareholders materially increased y-o-y maximizing strategic optionality.
Annualized dividend increased to $2.50 per Class A Common Share.

ATHENS, GREECE – March 5, 2026 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months and year ended December 31, 2025.

Full Year and Fourth Quarter Highlights and Other Recent Developments

- 4Q 2025 operating revenue of $190.9 million. Full year operating revenue of $766.5 million, up 7.8% on 2024.

- 4Q 2025 net income available to common shareholders of $100.2 million, or $2.79 Earnings per Share (“EPS”). Full year 2025 net income available to common shareholders of $406.9 million, or $11.40 EPS, up 18.3% on 2024.

- 4Q 2025 normalized net income (a non-U.S. GAAP financial measure, described below)3 of $83.2 million, or $2.32 normalized EPS³. Full year 2025 normalized net income of $366.4 million, or $10.26 normalized EPS, up 3.9% on 2024.

- 4Q 2025 Adjusted EBITDA (a non-U.S. GAAP financial measure, described below)3 of $124.7 million. Full year 2025 Adjusted EBITDA of $521.4 million; up 5.4% on 2024.

- Added $1.26 billion of contracted revenues during 2025 and the first two months of 2026, bringing total contracted revenues as of December 31, 2025, as adjusted to include all charters agreed through February 28, 2026, to $2.24 billion, over a weighted average remaining duration of 2.7 years.

- On February 11, 2026, declared a dividend of $0.625 per Class A common share for the fourth quarter of 2025, to be paid on or about March 6, 2026 to common shareholders of record as of February 24, 2026. Paid a dividend of $0.625 per Class A common share for the third quarter of 2025 on December 4, 2025.

- On December 1, 2025, announced the purchase of three 8,600 TEU Korean built containerships with ECO upgrades (the “Three Newly Acquired Vessels”) for an aggregate purchase price of $90.0 million. The Three Newly Acquired Vessels have attached charters with a leading liner company. Two of the Three Newly Acquired Vessels were delivered to us in December 2025 and the third was delivered to us in January 2026.

- On July 8, 2025, announced updates by three leading credit rating agencies. Moody’s Investor Service maintained its Ba2 Corporate Family Rating for Global Ship Lease, with a stable outlook; S&P Global Ratings affirmed its long-term issuer credit rating of BB+, with a stable outlook; and Kroll Bond Rating Agency (“KBRA”) maintained the Company’s corporate credit rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and stable outlook for the 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”).

- In May 2025, Dimitris Y (5,900 TEU, built 2000) was contracted to be sold for $35.6 million. On October 13, 2025 the vessel was delivered to her new buyers, for a gain of $17.9 million. We have also completed the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) for an aggregate gain of $28.3 million; the vessels were delivered to their new owners in the first quarter of 2025.

- Agreed, in March 2025, to an $85.0 million Credit Facility with UBS to fully prepay certain of our outstanding credit facilities which would otherwise have matured between May 2026 and July 2026. The new loan bears interest at SOFR + 2.15%, and matures in the second quarter of 2028.

-Took delivery, in January 2025, of Czech, the last in a series of four high-reefer, ECO-9,000 TEU containerships contracted for purchase with charters attached in the fourth quarter of 2024 (the “Four Newly Acquired Vessels”).

George Youroukos, our Executive Chairman, stated: “We are proud to have closed out 2025 with significant positive momentum, both operationally and financially, and taking full advantage of continued market demand and a scarce supply of flexible mid-size and smaller containerships like those in our fleet. Our longstanding emphasis on maximizing optionality has served us well in a volatile and unpredictable environment marked by ever-shifting tariff policies and geopolitical instability which have combined to re-shape trade patterns and fragment supply chains. The recent outbreak of hostilities in and around Iran has introduced yet a further source of volatility and uncertainty to global containerized trade, most notably by turning the Strait of Hormuz into a chokepoint. The situation in Iran remains highly dynamic and the longer-term implications are difficult to predict, but seafarer safety is the paramount concern.

These changing dynamics have once again put a spotlight on the practical value of containerships that provide a combination of deployment flexibility and efficiency, such as those in the GSL fleet. In addition, decentralized and dispersed supply chains are inherently more inefficient than the streamlined model that prevailed in years past, requiring more ships to transport the same aggregate volume of cargo. This was further compounded in 2025 as underlying containerized volumes increased by 5% year-over-year. By remaining agile during this period, we now have 2.7 years of contract cover and $2.2 billion in contracted revenues, with 99% of our open positions covered for 2026 and 80% for 2027. As the year drew to a close, we were pleased to have pounced upon the opportunity to buy three 8,600 TEU ships with ECO-upgrades: great ships, purchased at a great price, with minimal downside risk and lots of upside potential.

Our outperformance in 2025 caps a 5-year period during which GSL has undergone a profound transformation. Our cashflow, earnings, leverage profile, forward visibility, credit ratings, and return of capital to shareholders have all improved dramatically, such that we are better positioned operationally, financially, and strategically than we have ever been before. Our financial strength, ability to act decisively and selectively on acquisition opportunities, and robust, visible cash flows have us ideally poised to continue building value for shareholders throughout the cycle.”

Thomas Lister, our Chief Executive Officer, stated: “Amidst a market that has only grown more complex and unpredictable over time, we have continued to focus on maximizing our optionality throughout the fourth quarter and 2025 as a whole. We have reduced our financial leverage to 0.5x, and lowered our average breakeven rates per vessel to only a fraction of current market rates and – equally importantly – to levels that afford resilience at more challenging phases of the cycle. These steps, alongside our growing contracted revenues and charter coverage, have enabled us to build a fortress balance sheet. Our progress has been reflected not only by our strong credit ratings from leading rating agencies, but also by our ability to move fast and execute on value-accretive transactions when such opportunities arise. As we move ahead into 2026 and beyond, we are pleased to be operating from a position of strength to both mitigate the risks and capitalize on the opportunities provided by the natural cyclicality of our industry and the heightened volatility driven by an increasingly unpredictable geopolitical backdrop.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024

Operating Revenues (1)	190,949	182,433	766,451	711,055
Operating Income	105,659	96,009	435,122	379,139
Net Income (2)	100,221	90,180	406,919	344,092
Adjusted EBITDA (3)	124,688	123,671	521,360	494,732
Normalized Net Income (3)	83,220	90,393	366,401	352,688

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses for vessel upgrades or retrofits. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $190.9 million in the fourth quarter of 2025, up $8.5 million (or 4.7%) on operating revenues of $182.4 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025 and (iii) a non-cash $2.6 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions counterbalanced by a non-cash $0.8 million negative effect from straight lining time charter modifications. There were 274 days of offhire and idle time in the fourth quarter of 2025, of which 204 were for scheduled drydockings, compared to 347 days of offhire and idle time in the prior year period, of which 288 were for scheduled drydockings. Utilization for the fourth quarter of 2025 was 95.6% compared to utilization of 94.5% in the prior year period.

For the year ended December 31, 2025, operating revenues were $766.5 million, up $55.4 million (or 7.8%) on operating revenues of $711.1 million in the comparative period, mainly due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025 (iii) a non-cash $4.8 million positive effect from straight lining time charter modifications and a non-cash $8.0 million increase in the amortization of intangible liabilities arising from below-market charters attached to certain vessel additions offset by an increase in off hire days. There were 1,125 days of offhire and idle time in the year ended December 31, 2025 of which 816 were for scheduled drydockings, compared to 966 days of offhire and idle time in the prior year of which 807 were for scheduled drydockings. Utilization for the year ended December 31, 2025 was 95.6% compared to utilization of 96.1% in the prior year.

Our revenue origin by country, using the respective head office location of each of our charterers as a proxy for origin, for the years ended December 31, 2025 and 2024, respectively, was as follows:

Unaudited Revenue origin by country [1]	Year ended December 31, 2025		Year ended December 31, 2024
	Revenue (USD million)	Percentage of revenue	Revenue (USD million)	Percentage of revenue
Denmark (Maersk)	231.96	30.26%	239.09	33.63%
Germany (Hapag Lloyd)	161.06	21.01%	53.94	7.59%
France (CMA CGM)	139.02	18.14%	158.05	22.23%
Switzerland (MSC)	86.19	11.25%	65.91	9.27%
Israel (ZIM)	67.16	8.76%	83.67	11.77%
China, including Hong Kong (COSCO & OOCL)	46.19	6.03%	51.50	7.24%
Singapore (ONE, Swire Shipping, RCL Feeder)	26.80	3.50%	29.63	4.17%
USA (Matson)	5.80	0.76%	12.81	1.80%
Taiwan (Wan Hai)	2.27	0.29%	13.77	1.94%
Denmark / Dubai (Unifeeder) [2]	-	-	2.69	0.36%
Total	766.45	100.00%	711.06	100.00%

1.	Based on jurisdiction of head office of each charterer
2.	Unifeeder is headquartered in Denmark, but owned by DP World (Dubai)

The table below shows unaudited fleet utilization data for the three months ended December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

	Three months ended		Year ended
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Days

Ownership days	6,292	6,305	25,323	24,937	24,285	23,725	19,427
Planned offhire - scheduled drydock	(204)	(288)	(816)	(807)	(701)	(581)	(752)
Unplanned offhire	(66)	(46)	(262)	(144)	(233)	(460)	(260)
Idle time	(4)	(13)	(47)	(15)	(62)	(30)	(88)
Operating days	6,018	5,958	24,198	23,971	23,289	22,654	18,327

Utilization	95.6%	94.5%	95.6%	96.1%	95.9%	95.5%	94.3%

As of December 31, 2025, one regulatory drydocking was in progress and 16 further regulatory drydockings are anticipated in 2026.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 12.7% to $55.9 million for the fourth quarter of 2025, compared to $49.6 million in the prior year period. The increase of $6.3 million was mainly due to (i) the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025, (ii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iii) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day in the quarter was $8,877, compared to $7,871 for the prior year period, up $1,006 per day, or 12.8%.

For the year ended December 31, 2025, vessel operating expenses were $208.4 million, or an average of $8,230 per day, compared to $191.3 million in the comparative period, or $7,670 per day, an increase of $560 per ownership day, or 7.3%. The increase of $17.1 million was mainly due to (i) the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators, and (iv) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commissions paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle, and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.6 million for the fourth quarter of 2025, compared to $6.5 million in the prior year period due to (i) an increase in voyage administration costs and operational requests from charterers and (ii) an increase in commissions on charter renewals at higher rates, offset by decreases in bunkering expenses due to lower off hire days.

For the year ended December 31, 2025, time charter and voyage expenses were $25.1 million, or an average of $993 per day, compared to $23.5 million in the comparative period, or $944 per day, an increase of $49 per ownership day, or 5.2% mainly due to increased commissions on charter renewals at higher rates and increase in bunkering expenses due to higher off hire days.

Depreciation and Amortization

Depreciation and amortization for the fourth quarter of 2025 was $31.1 million, compared to $26.2 million in the prior year period. The increase was mainly due to the 13 drydockings completed in 2025 and the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025.

Depreciation and amortization for the year ended December 31, 2025 was $122.0 million, compared to $100.0 million in the comparative period, mainly due to the factors noted above.

General and Administrative Expenses

General and administrative expenses were $9.7 million in the fourth quarter of 2025, compared to $4.1 million in the comparative period. The increase was mainly due to a non-cash charge for stock-based compensation expense relating to the Omnibus Incentive Plan (the “Plan”), which is based on the valuation of awards under the Plan as of the grant date, such valuation being a function of the Company’s increased share price. The Plan was amended, effective September 25, 2025, to replenish the number of class A common shares that may be issued thereunder by 2,430,000 shares.

General and administrative expenses were $22.1 million for the year ended December 31, 2025, compared to $17.1 million in the comparative period due to the increase in the stock-based compensation expense.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025. Dimitris Y (5,900 TEU, built 2000) was sold for an aggregate gain of $17.9 million in the fourth quarter of 2025.

Adjusted EBITDA1

Adjusted EBITDA was $124.7 million for the fourth quarter of 2025, up from $123.7 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of the new vessels partially offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025.

Adjusted EBITDA for the year ended December 31, 2025 was $521.4 million, compared to $494.7 million for the comparative period, an increase of $26.7 million or 5.4% mainly due to increased revenue from charter renewals at higher rates and the addition of the Four Newly Acquired Vessels, the addition of two of the Three Newly Acquired Vessels offset by the sale of Tasman, Keta and Akiteta in the first quarter of 2025 and the sale of Dimitris Y in the fourth quarter of 2025.

Interest Expense and Interest Income

Debt as at December 31, 2025 totaled $694.7 million, after inclusion of the Four Newly Acquired Vessels, comprising $311.0 million of secured bank debt collateralized by vessels, $179.4 million of 2027 Secured Notes collateralized by vessels, and $204.3 million under sale and leaseback financing transactions. As of December 31, 2025, 18 of our vessels were unencumbered.

Debt as at December 31, 2024 totaled $691.1 million, comprising $371.9 million of secured bank debt collateralized by vessels, $231.9 million of 2027 Secured Notes collateralized by vessels, and $87.3 million under sale and leaseback financing transactions. As of December 31, 2024, 18 of our vessels were unencumbered.

Interest and other finance expenses for the fourth quarter of 2025 were $9.0 million, up from $7.8 million for the prior year period. The increase was due to the fact that our additional floating debt was not covered by our interest rate caps, which hedge only 75% of our floating rate debt.

Interest and other finance expenses for the year ended December 31, 2025 were $39.0 million, down from $40.7 million for the prior year. Interest and other finance expenses for the year ended December 31, 2025 of $39.0 million, included (i) a prepayment fee of $0.2 million following the full repayment of Macquarie Credit Facility and (ii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility and the ESUN Credit Facility in 2025. In March 2025, we entered into a loan agreement with UBS for $85.0 million, to refinance certain of our existing loans. The new loan is priced at SOFR + 2.15% and has a maturity of three years. During March of 2025, we fully repaid the outstanding balance of ESUN Credit Facility amounting to $5.9 million. During April of 2025, we fully repaid the outstanding balance of the Macquarie Credit Facility amounting to $17.5 million and the outstanding balance of the HCOB-CACIB Credit Facility amounting to $46.8 million. Interest and other finance expenses for the year ended December 31, 2024 of $40.7 million, included (i) the non-cash write off of deferred financing costs of $2.7 million on the full repayments of six of our credit facilities and two of our sale and leaseback agreements, (ii) a prepayment fee of $0.7 million on the full repayment of the sale and leaseback agreement with CMB Financial Leasing Co. Ltd and (iii) a prepayment fee of $0.2 million on the partial repayment of the Macquarie Credit Facility.

Interest income for the fourth quarter of 2025 was $5.9 million, up from $4.2 million for the prior year period mainly due to higher invested amounts.

Interest income for the year ended December 31, 2025 was $19.2 million, up from $16.7 million in the comparative period.

Other income, net

Other income, net was $1.0 million in the fourth quarter of 2025, up from $0.4 million in the comparative period.

Other income, net was $6.1 million for the year ended December 31, 2025, compared to $3.6 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1-month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $1.0 million for the fourth quarter of 2025 was recorded through the statement of income. The negative fair value adjustment for the year ended December 31, 2025 was $5.0 million.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the fourth quarter of 2025 was $2.4 million, the same as in the prior year period.

The cost for the year ended December 31, 2025 was $9.5 million, the same as for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the fourth quarter of 2025 was $100.2 million. Net income available to common shareholders for the prior year period was $90.2 million.

Earnings per share for the fourth quarter of 2025 was $2.79, an increase of 9.8% from the earnings per share for the prior year period, which was $2.54.

For the year ended December 31, 2025, net income available to common shareholders was $406.9 million. Net income available to common shareholders for the year ended December 31, 2024 was $344.1 million.

Earnings per share for the year ended December 31, 2025 was $11.40, an increase of 17.0% from the earnings per share for the comparative period, which was $9.74.

Normalized net income1 for the fourth quarter of 2025 was $83.2 million. Normalized net income for the prior year period was $90.4 million. Normalized earnings per share1 for the fourth quarter of 2025 was $2.32, a decrease of 9.0% from Normalized earnings per share for the prior year period, which was $2.55.

Normalized net income1 for the year ended December 31, 2025 was $366.4 million. Normalized net income for the prior year period was $352.7 million. Normalized earnings per share1 for the year ended December 31, 2025 was $10.26, an increase of 2.7% from Normalized earnings per share for the prior year period, which was $9.99.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Other Developments – Common Stock and Preferred Stock

- On September 23, 2025, we renewed our “at the market” offering program for our Class A common shares, pursuant to which we may, from time to time, offer and sell up to $100.0 million of our Class A common shares (“Common Share ATM Program”). We have not sold any Class A common shares under the renewed Common Share ATM Program.

- On September 23, 2025,we renewed our “at the market” offering program for our depositary shares (the “Depositary Shares”), each of which represents 1/100th of one share of our 8.75% Series B Cumulative Redeemable Perpetual Preferred Stock, pursuant to which we may, from time to time, offer and sell up to $150.0 million of our Depositary Shares (the “Preferred Share ATM Program”). We have not sold any shares under the renewed Preferred Share ATM Program.

- As of the date of this press release, approximately $33.0 million of capacity remains available under our share repurchase program, pursuant to which we may opportunistically repurchase our Class A common shares.

Fleet

As of December 31, 2025, there were 71 containerships in the fleet, including the third of the Three Newly Acquired Vessel (Cypress) which was delivered to us in January 2026. Charters agreed up until February 28, 2026, are detailed in the table below:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	1Q29	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q32	4Q32	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	4Q28	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q32	4Q32	65,000 (3)
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd	3Q27	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd	2Q27	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q30	1Q31	Footnote (6)
MSC Qingdao	8,603	34,586	2004	MSC (6)	4Q30	1Q31	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q30	1Q31	Footnote (7)
GSL Alexandra	8,599	37,809	2004	Maersk (8)	2Q28	3Q28	Footnote (8)
GSL Sofia	8,599	37,777	2003	Maersk (8)	3Q28	3Q28	Footnote (8)
GSL Effie	8,599	37,777	2003	Maersk (8)	3Q28	3Q28	Footnote (8)
GSL Lydia	8,599	37,777	2003	Maersk (8)	2Q28	3Q28	Footnote (8)
Lotus A	8,586	33,026	2010	CMA CGM	2Q26	3Q30	Footnote (9)
Koi	8,586	33,019	2011	CMA CGM	1Q26	2Q30	Footnote (9)
Cypress	8,586	33,026	2011	CMA CGM	2Q26	2Q30	Footnote (9)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (10)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (10)
Colombia Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (11)
Panama Express (1)	7,072	23,424	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (11)
Costa Rica Express (1)	7,072	23,424	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (11)
Nicaragua Express (1)	7,072	23,424	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM (12)	3Q29	3Q29	37,750 (12)
Mexico Express (1)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
Jamaica Express (1)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (11)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (13)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (13)
Agios Dimitrios	6,572	24,931	2011	MSC	3Q30	4Q30	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (14)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (14)
GSL Arcadia	6,008	24,858	2000	Maersk (15)	1Q29	2Q29	12,700 (15)
GSL Violetta	6,008	24,873	2000	Maersk (15)	1Q29	1Q29	12,900 (15)
GSL Maria	6,008	24,414	2001	Maersk (15)	1Q30	2Q30	12,700 (15)
GSL MYNY	6,008	24,876	2000	Footnote (15)	1Q29	2Q29	Footnote (15)
GSL Melita	6,008	24,859	2001	Maersk (15)	3Q29	3Q29	12,700 (15)
GSL Tegea	5,994	24,308	2001	Maersk (15)	3Q29	4Q29	12,700 (15)
GSL Dorothea	5,994	24,243	2001	Maersk (15)	3Q29	3Q29	12,700 (15)
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (16)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Orca I	5,308	20,633	2006	Footnote (17)	3Q28	4Q28	Footnote (17)
Dolphin II	5,095	20,596	2007	Footnote (17)	1Q28	2Q28	Footnote (17)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q29	4Q29	35,500 (18)
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q29	1Q30	35,500 (18)
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (19)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (19)
GSL Rossi	3,421	16,420	2012	ZIM	1Q29	2Q29	35,000 (20)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	31,000
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q28	4Q28	33,000

GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q27	3Q27	Footnote (21)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	Footnote (22)
GSL Mamitsa	2,824	11,949	2007	RCL	1Q28	2Q28	28,000
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	Footnote (23)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	Footnote (24)
GSL Elizabeth	2,741	11,530	2006	Maersk	3Q28	4Q28	20,360 (25)
Newyorker	2,635	11,463	2001	Maersk	2Q27	3Q27	Footnote (26)
Nikolas	2,635	11,370	2000	CMA CGM	4Q26	2Q27	26,000
GSL Chloe	2,546	12,212	2012	ONE	1Q27	2Q27	Footnote (24)
GSL Maren	2,546	12,243	2014	OOCL	2Q28	3Q28	16,500 (27)
Maira	2,506	11,453	2000	CMA CGM	1Q27	2Q27	26,000
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (28)
Julie	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (29)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2025, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027 and are expected to generate average annualized Adjusted EBITDA of approximately $13.5 million per ship.

(4)	Anthea Y is fixed for 36 months +/- 30 days and is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $12.6 million.
(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship.  12 months extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express.

(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate average annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed in direct continuation for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2027.  MSC Tianjin, MSC Qingdao and Agios Dimitrios new charters are expected to generate average annualized Adjusted EBITDA of approximately $7.8 million, $7.8 million, and $7.1 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)
GSL Ningbo is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $16.5 million. GSL Ningbo is forward fixed in direct continuation for 36 – 38 months. The new charter is expected to commence on 3Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $7.8 million.

(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia. After the initial charter period, extension options were exercised by charterers at rates expected to generate average annualized Adjusted EBITDA of approximately $4.9 million per ship.  Thereafter, the ships have been forward fixed for approximately 24 months, with the new charters expected to commence in 2Q-3Q 2026 and generate average annualized Adjusted EBITDA of approximately $8.1 million per ship;

(9)
Lotus A and Koi were delivered to our fleet on December 12, 2025, and December 29, 2025, respectively. Cypress was delivered on January 9, 2026. Lotus A, Koi and Cypress charters have flexible durations, with latest redeliveries in mid-2030 and are expected to generate average annualized Adjusted EBITDA of approximately $3.5 million, $3.1 million, and $3.1 million respectively;

(10)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $9.6 million for the firm period.

(11)
Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(12)	CMA CGM Berlioz was forward fixed for 36 – 38 months. The new charter is expected to commence in 1Q 2026 and to generate average annualized Adjusted EBITDA of approximately $6.8 million.
(13)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.

(14)
GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship for the firm period and $5.8 million per ship for the option period.

(15)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months to a leading liner company. The new charters are expected to commence between 1Q 2026 and 1Q 2027, following completion of drydocking in some cases, and are expected to generate average annualized Adjusted EBITDA of approximately $5.6 million per ship. As of December 31, 2025, GSL MYNY is under drydock.

(16)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(17)	Dolphin II and Orca I are fixed to a leading liner company. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $10.0 million per ship.
(18)
GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2026 and are expected to generate average annualized Adjusted EBITDA of approximately $9.2 million per ship.

(19)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship.
(20)	GSL Rossi was forward fixed for 35 – 37 months. The new charter is expected to commence in 2Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.4 million.
(21)	Athena is fixed for 24 – 30 months. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.7 million.
(22)	GSL Valerie. The charter is expected to generate average annualized Adjusted EBITDA of approximately $6.5 million.
(23)	GSL Lalo. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.5 million.
(24)	GSL Mercer and GSL Chloe. The charters are expected to generate average annualized Adjusted EBITDA of approximately $5.8 million per vessel.
(25)	GSL Elizabeth was forward fixed for 24 – 27 months. The new charter is expected to commence in 3Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.3 million.
(26)	Newyorker is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $6.1 million.
(27)
GSL Maren was forward fixed in direct continuation for 24 – 26 months. The new charter is expected to commence in 2Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $7.3 million.

(28)	Kumasi is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $4.4 million.
(29)	Julie. The charter is expected to generate average annualized Adjusted EBITDA of approximately $2.9 million.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months and year ended December 31, 2025 today, Thursday, March 5, 2026 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 968-2525 or (888) 596-4144; Event ID: 7391058

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

              (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2024 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2025. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the SEC’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of December 31, 2025, including the third of the Three Newly Acquired Vessel (Cypress) delivered in January 2026, had an average age weighted by TEU capacity of 17.9 years. 41 ships are wide-beam Post-Panamax.

As of December 31, 2025, including the last of the Three Newly Acquired Vessel, Cypress, delivered on January 9, 2026 and all charters agreed during 2025 and through February 28, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.24 billion. Contracted revenue was $2.77 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.6 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivative assets, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024

Net income available to Common Shareholders		100,221	90,180	406,919	344,092

Adjust:	Depreciation and amortization	31,144	26,216	121,961	99,991
	Gain on sale of vessels	(17,943)	-	(46,272)	-
	Amortization of intangible liabilities	(3,598)	(1,003)	(13,486)	(5,526)
	Fair value adjustment on derivative asset	1,015	213	4,952	5,170
	Interest income	(5,887)	(4,203)	(19,192)	(16,735)
	Interest expense	8,961	7,793	38,966	40,676
	Stock-based compensation	7,600	2,122	13,964	8,704
	Earnings allocated to preferred shares	2,384	2,384	9,536	9,536
	Income Tax	-	-	-	1
	Effect from straight lining time charter modifications	791	(31)	4,012	8,823
Adjusted EBITDA		124,688	123,671	521,360	494,732

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024

Net income available to Common Shareholders		100,221	90,180	406,919	344,092

Adjust:	Fair value adjustment on derivative assets	1,015	213	4,952	5,170
	Gain on sale of vessels	(17,943)	-	(46,272)	-
	Acceleration of deferred financing costs on full repayment of Credit Facilities/Sale and Leaseback agreements	-	-	700	2,757
	Prepayment fee on full repayment of Sale and Leaseback Agreement-CMBFL-$54,000	-	-	-	685
	Prepayment fee on full/partial repayment of Macquarie Credit Facility	-	-	175	185
	Effect from changes in stock-based compensation awards plus acceleration and forfeit of certain stock-based compensation awards	-	-	-	(201)
	Amortization of original issue discount on instruments	(73)	-	(73)	-
Normalized net income		83,220	90,393	366,401	352,688

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024

EPS as reported (USD)	2.79	2.54	11.40	9.74
Normalized net income adjustments-Class A common shares (in thousands USD)	(17,001)	213	(40,518)	8,596
Weighted average number of Class A Common shares	35,873,798	35,446,899	35,708,122	35,316,495
Adjustment on EPS (USD)	(0.47)	0.01	(1.14)	0.25
Normalized EPS (USD)	2.32	2.55	10.26	9.99

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the continuing war between Russia and Ukraine; ongoing tensions between Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
changes in tariffs, trade barriers, and embargos, including uncertainty surrounding the imposition and legality of tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•	uncertainties surrounding recently implemented and suspended port fee regimes in the United States and China that may be applicable to a number of our vessels;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

 Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$273,876	$141,375
Time deposits	199,100	26,150
Restricted cash	50,520	55,583
Accounts receivable, net	49,887	12,501
Inventories	14,600	18,905
Prepaid expenses and other current assets	33,623	31,949
Derivative assets	5,234	14,437
Due from related parties	148	342
Total current assets	$626,988	301,242
NON - CURRENT ASSETS
Vessels in operation	$1,962,888	1,884,640
Advances for vessels' acquisitions and other additions	35,961	18,634
Deferred dry dock and special survey costs, net	110,936	91,939
Other non - current assets	10,830	20,155
Derivative assets, net of current portion	-	5,969
Restricted cash and other instruments, net of current portion	113,600	50,666
Total non - current assets	2,234,215	2,072,003
TOTAL ASSETS	$2,861,203	2,373,245
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$61,912	26,334
Accrued liabilities	47,727	46,926
Current portion of long-term debt	147,567	145,276
Current portion of deferred revenue	48,885	44,742
Due to related parties	692	723
Total current liabilities	$306,783	264,001
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$541,575	538,781
Intangible liabilities-charter agreements	90,054	49,431
Deferred revenue, net of current portion	121,707	57,551
Total non - current liabilities	753,336	645,763
Total liabilities	$1,060,119	909,764
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,913,628 shares issued and outstanding (2024 – 35,447,370 shares)	$359	355
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2024 – 43,592 shares)	-	-
Additional paid in capital	694,331	680,743
Retained earnings	1,104,617	773,759
Accumulated other comprehensive income	1,777	8,624
Total shareholders' equity	1,801,084	1,463,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,861,203	$2,373,245

 Global Ship Lease, Inc.

 Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
OPERATING REVENUES
Time charter revenues	$187,351	$181,430	$752,965	$705,529
Amortization of intangible liabilities-charter agreements	3,598	1,003	13,486	5,526
Total Operating Revenues	190,949	182,433	766,451	711,055

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $6,157 and $5,515 for each of the three month periods ended December 31, 2025 and 2024, respectively, and $23,817 and $21,804 for each of the years ended December 31, 2025 and 2024, respectively)	55,857	49,629	208,426	191,257
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,189 and $2,123 for each of the three month periods ended December 31, 2025 and 2024, respectively, and $8,689 and $8,610 for each of the years ended December 31, 2025 and 2024, respectively)	6,571	6,485	25,134	23,536
Depreciation and amortization	31,144	26,216	121,961	99,991
General and administrative expenses	9,661	4,094	22,080	17,132
Gain on sale of vessels	(17,943)	-	(46,272)	-
Operating Income	105,659	96,009	435,122	379,139

NON-OPERATING INCOME/(EXPENSES)
Interest income	5,887	4,203	19,192	16,735
Interest and other finance expenses	(8,961)	(7,793)	(38,966)	(40,676)
Other income, net	1,035	358	6,059	3,601
Fair value adjustment on derivative asset	(1,015)	(213)	(4,952)	(5,170)
Total non-operating expenses	(3,054)	(3,445)	(18,667)	(25,510)
Income before income taxes	102,605	92,564	416,455	353,629
Income taxes	-	-	-	(1)
Net Income	102,605	92,564	416,455	353,628
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(9,536)	(9,536)
Net Income available to Common Shareholders	$100,221	$90,180	$406,919	$344,092

Global Ship Lease, Inc.

 Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	$102,605	$92,564	$416,455	$353,628
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$31,144	$26,216	$121,961	$99,991
Gain on sale of vessels	(17,943)	-	(46,272)	-
Amounts reclassified to other comprehensive income	-	-	-	877
Amortization of derivative assets' premium	793	1,113	3,568	4,586
Amortization of deferred financing costs	683	908	3,660	6,828
Amortization of original issue discount on instruments	(73)	-	(73)	-
Amortization of intangible liabilities-charter agreements	(3,598)	(1,003)	(13,486)	(5,526)
Fair value adjustment on derivative asset	1,015	213	4,952	5,170
Prepayment fees on debt repayment	-	-	175	870
Stock-based compensation expense	7,600	2,122	13,964	8,704
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets	$(15,633)	$1,698	$(29,735)	$4,535
(Increase)/decrease in inventories	(1,213)	(3,148)	4,305	(3,141)
Increase in derivative asset	-	(140)	(194)	(249)
Increase in accounts payable and other liabilities	24,196	5,295	38,745	16,244
Decrease in related parties' balances, net	1	169	163	290
Increase/(decrease) in deferred revenue	87,136	(4,540)	68,299	(20,153)
Payments for drydocking and special survey costs	(22,913)	(15,627)	(58,189)	(42,506)
Unrealized foreign exchange loss/(gain)	1	(1)	1	(2)
Net cash provided by operating activities	$193,801	$105,839	$528,299	$430,146
Cash flows from investing activities:
Acquisition of vessels	$(60,000)	$(205,500)	$(121,541)	$(205,500)
Cash paid for vessel expenditures	(1,543)	(3,490)	(14,173)	(12,840)
Advances for vessel acquisitions and other additions	(30,454)	(12,161)	(33,226)	(24,154)
Net proceeds from sale of vessels	35,085	-	88,568	-
Time deposits and other instruments (acquired)/withdrawn	(97,182)	300	(271,532)	(12,150)
Net cash used in investing activities	$(154,094)	$(220,851)	$(351,904)	$(254,644)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	-	44,500	218,500	344,500
Repayment of credit facilities/sale and leaseback	(36,891)	(41,393)	(144,672)	(185,438)
Prepayment of debt including prepayment fees	-	-	(70,393)	(292,010)
Deferred financing costs paid	-	(495)	(2,185)	(3,120)
Net proceeds from offering of Class A common shares, net of offering costs	(332)	(207)	(332)	445
Cancellation of Class A common shares	-	-	-	(4,994)
Class A common shares-dividend paid	(22,446)	(16,004)	(76,061)	(58,438)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(9,536)	(9,536)
Net cash used in financing activities	$(62,053)	$(15,983)	$(84,679)	$(208,591)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(22,346)	(130,995)	91,716	(33,089)
Cash and cash equivalents and restricted cash at beginning of the period	361,686	378,619	247,624	280,713
Cash and cash equivalents and restricted cash at end of the period	$339,340	$247,624	$339,340	$247,624
Supplementary Cash Flow Information:
Cash paid for interest	11,498	12,141	46,806	55,421
Cash received from interest rate caps	3,464	5,829	16,600	27,027
Non-cash investing activities:
Acquisition of vessels and intangibles	38,122	49,295	54,109	49,295
Non-cash financing activities:
Unpaid offering costs	40	-	40	-
Unrealized loss on derivative assets/ FX option	(2,119)	(1,218)	(10,415)	(16,179)